

January 10, 2022

Todd A. Gipple
Chief Financial Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

> **Re: QCR Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 7, 2022**
> **File No. 333-262044**

Dear Mr. Gipple:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance